February 8, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: AsiaFin Holdings Corp.

Registration Statement on Form S-1

Filed December 17, 2020

File No. 333-251413

To the men and women of the SEC:

On behalf of AsiaFin Holdings Corp., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated January 14, 2021 addressed to Mr. Kai Cheong Wong, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on December 17, 2020.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Form S-1 filed December 17, 2020

Risk Factors, page 4

1. The description of the experience of your chief executive officer and directors on page 25 and your operations in Hong Kong and Malaysia appear to indicate that your chief executive officer and directors are located outside of the United States. Please include risk factor disclosure pertaining to the difficulty that U.S. stockholders may face in effecting service of process against your officers and directors, enforcing judgments obtained in U.S. courts or foreign courts based on the civil liability provisions of the U.S. federal securities laws against them, and bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against them.

Company Response:

We have added a risk factor on page 5.

Business Information, page 17

2. Your disclosure here provides that your subsidiary in Hong Kong functions as your "current regional hub, carrying out the majority of [your] physical operations." Yet disclosure throughout the rest of your filing indicates that your "operating office [is] in Menara KH, Malaysia" and that you have no other physical offices or operations elsewhere. Please revise your disclosure to reconcile these inconsistencies. Additionally, please revise your disclosure here to describe the effect of existing or probable government regulations upon your business as a result of your operations in China and Malaysia. This disclosure should cover all relevant PRC and Malaysian regulations, including regulations relating to foreign investment as well as regulations that are particular to the industry in which you are and will be operating. Refer to Item 101(h)(4)(ix) of Regulation S-K. Further, please add a risk factor that addresses limitations on the ability of U.S. regulators, such as the Department of Justice, the SEC, and other authorities, to conduct investigations and inspections within China.

Company Response:

We have provided additional clarification in the Business Information section on page 17 and added a Government Regulation section on page 18. Currently, the company’s operations are constrained to Hong Kong and Malaysia, and the Company does not have intentions to expand into mainland China at this time. Accordingly, the Government Regulations that have been added to page 18 pertain only to Hong Kong and Malaysia.

Description of Business, page 17

3. Please substantially revise your Description of Business section as well as the disclosure throughout your prospectus to disclose the precise status of your business with respect to your consulting services in the “Focus Solutions” areas of “Unattended Payment Kiosk” and “Payment Processing.” As currently written, it is unclear whether you are currently engaged in such operations, or whether you intend to engage in such operations in the future. In this regard, we note that your disclosure in the Management's Discussion and Analysis section, prospectus cover page, and on page 1 of your Prospectus Summary section suggests that you currently provide consultancy services in the focus area of Unattended Payment Kiosk and Payment Processing and that you have earned revenue from such services for the fiscal year ended August 31, 2020. By contrast, however, your disclosure in your Description of Business section under the sub-headings "Payment Processing" on page 17, "Unattended Payment Kiosk" on page 18, and "Future Plans" on page 18 suggests that you only intend to provide consulting services in these focus areas and plan to develop your Payment Processing and Unattended Payment Kiosk focus areas in the future. Further, your risk factors state that you are still in the process of developing an “effective business plan,” do not have a “definitive marketing plan to acquire customers,” "have no arrangements in place . . . to be able to fully implement [y]our business plan,” and, therefore, suggest that all focus areas of your business are still in the development stage.

Company Response:

We have amended the Preliminary Prospectus and The Company sections on page 1, amended a risk factor on page 4, the Payment Processing section on page 17, the Robotic Process Automation section on page 18, the Unattended Payment Kiosk section on page 18 and the Future Plans section on page 18.

4. We note your disclosure on page F-10 indicating that Customer A and Customer B accounted for 61% and 39% of your revenue, respectively, for your fiscal year ended August 31, 2020. Based on the disclosure in Notes 5 and 10 to the financial statements, it appears that these customers may be related parties. If so, please revise your disclosure where you discuss your customers and revenues to identify such customers and clearly state that your only customers to date are related parties. Please also discuss the services provided to such customers, so investors can understand how they relate to your current business plan. Please also tell us whether you have a contract with such customers for additional services.

Company Response:

We have amended note 10 and note 12 on page F10, as well as the certain relationships and related transactions section on page 28 accordingly.

5. Please discuss your relationship with the vendors discussed in Note 12 to the financial statements, including what role they play in the market research and consultancy services provided to your customers and what you are purchasing from these vendors. In this regard, we note that the purchase amount from the vendor is a substantial percentage of the revenues generated from your customers. Please also disclose whether the vendors are related parties or are otherwise affiliated with the company.

Company Response:

We have revised Note 12 on page F10 accordingly.

Selling Shareholders, page 21

6. Please revise this section to provide disclosure responsive to Item 507 of Regulation S-K, including the nature of any material relationship which any selling security holder has had within the past three years with you or your affiliates. In this regard, we note that your disclosure in the "Certain Relationships and Related Transactions" section on page 28 appears to suggest that every selling shareholder included in your selling shareholder table on page 21 is a related person and/or entity that had or will have a material relationship with your company. To the extent any of your selling shareholders has a material relationship with you or any of your affiliates, please revise the Selling Shareholders section to reflect this.

Company Response:

We have added additional clarification on page 21 and 28 as appropriate. We have also removed language from the Certain Relationships and Related Transactions section on page 28 which we believe was providing the inaccurate impression that all selling shareholders are related persons.

Plan of Distribution

Procedures for Subscribing (Shares offered by us, “The Company”), page 22

7. Please clarify whether you have any plans to place any proceeds of the offering in escrow. In this regard, we note the disclosure on your cover page, disclosing that proceeds of the offering from the sale of your common stock will be placed directly into your company's "account and or the account of one of its subsidiaries." Yet your disclosure here and in your subscription agreement suggests that you may be using an escrow agent in connection with this offering. Please advise and reconcile as appropriate.

Company Response:

The Company does not have an escrow account at present, and does not have definitive plans to have an escrow account established for the offering, however the Company has included the language on page 22 in the event that the Company decides to utilize an escrow account. Accordingly, please see the edit in the preliminary prospectus section pertaining to the possibility of utilizing an escrow account.

Certain Relationships and Related Transactions, page 28

8. Please ensure that you provide all information required by Item 404 of Regulation S-K for each disclosed transaction. In this regard, please ensure that you include the name of each related person, disclose the basis on which the person is a related person, the related person’s interest in the transaction, the approximate dollar value of the amount involved, and the approximate dollar value of the amount of the related person’s interest in each transaction. We further note related party transactions with Insite MY Systems Sdn Bhd, GLS IT Solutions Sdn Bhd, and SEATech Ventures (HK) Limited in Note 10 to your financial statements that are not disclosed here. Please revise this section to disclose these transactions and provide the information required by Item 404.

Company Response:

We have revised and updated page 28 accordingly.

Notes to Consolidated Financial Statements

Note 1. Organazation and Business Background, page F-7

9. You disclose that on December 18, 2019, you acquired 100% of the equity interests in AsiaFIN Holdings Corp. and on December 23, 2019, AsiaFIN Holdings Corp. acquired AsiaFIN Holdings Limited. Regarding these acquisitions, please provide all of the disclosures required by ASC 805-10-50.

Company Response:

We have revised note 1 on page F-7 and we have added the unaudited proforma condensed combined financial statements of the combined companies for the period ended November 30, 2019, which are presented in the Financial statements on pages F11 to F14.

Exhibits

10. Please have your independent registered public accounting firm correct its consent filed as exhibit 23.1. The consent references the registration statement on Form S-1 of AsiaFIN Holdings Corp., Limited, but it appears that it should reference the registrant, AsiaFIN Holdings Corp.

Company Response:

We have included herein a revised and updated consent. Please see exhibit 23.1.

General

11. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) or Rule 163B of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Company Response:

As of the current date, we have provided no written communication to potential investors, and we have not authorized anyone to provide written communication on our behalf.

12. We note that you have nominal operations and assets (or assets consisting solely of cash or cash equivalents). It appears, therefore, that you are a shell company as defined under Rule 405 of the Securities Act of 1933. Please revise your filing, including the cover page and Prospectus Summary, to disclose that you are a shell company as defined under the Securities Act; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status and the potential reduced liquidity or illiquidity of your securities. In particular, please ensure you discuss the resale limitations of Rule 144(i) in your filing. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.

Company Response:

We do not believe we are a shell company as defined under Rule 405 of the Securities Act of 1933.

The Commission, in Release No. 33-8869 (the “Release”), defines a “shell company” to mean a Company, other than an asset-backed issuer, that has:

(A) No or nominal operations; and

(B) Either:

(1)  No or nominal assets;

(2)  Assets consisting solely of cash and cash equivalents; or

(3)  Assets consisting of any amount of cash and cash equivalents and nominal other assets.

The above definition of a shell company does not include a “start-up” company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K.

AsiaFin Holdings Corp. is considered a start-up stage company pursuing an actual business.

Footnote 172 to SEC Release No. 33-8587 (the “Release”) states that “Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a ‘startup company,’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘no or nominal operations.’”

In adopting the definition of a shell company in the “Release”, the Commission also stated that it intentionally did not define the term “nominal” and it did not set a quantitative threshold of what constitutes a shell company.

As such, under the Rule, the threshold for what is considered “nominal” is, to a large degree, subjective and based upon facts and circumstances of each individual case.

The Company commenced business operations in July of 2020. The primary business activity of the company is to provide market research studies and consulting services to clients pertaining to Payment Processing and Unattended Payment Kiosks. In July 2020, the company provided market research studies and consulting services to two companies located in Malaysia and we have generated income in the amount of USD 18,000.

As mentioned on page 18, the Company’s management team has entered into preliminary discussions pertaining to a strategic collaboration with Touch ‘N Go, a well-known payment platform/kiosk company in Malaysia. Through these activities, the Company believes it has demonstrated more than “nominal operations”.

In the Management’s Discussion and Analysis section, it is disclosed that the company has incurred operating expenses such as marketing expenses and website development costs, all in relation to advancing the business plan of the Company.

It is the Company’s belief that the level of operations, assets and revenue of the Company, combined with our bona fide business plan, makes the classification of the Company as a shell company inappropriate.

As a supplement to the above we have added the following to page 2: “We do not believe that we are a shell Company. Currently, we do not have plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. At this time, the company’s officers and directors, any company promoters, and or their affiliates do not intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.”

 *We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: February 8, 2021

/s/ Kai Cheong Wong

Kai Cheong Wong

Chief Executive Officer